Exhibit 99

News

RiT TECHNOLOGIES REPORTS RESULTS
OF ANNUAL MEETING OF SHAREHOLDERS

Tel Aviv, Israel – August 26, 2008 – RiT Technologies Ltd. (NASDAQ: RITT) announced today that at its Annual General Meeting of Shareholders held today, all of the items on the agenda for the meeting were voted upon and duly approved by the Company’s shareholders, including, among others, (1) authorizing the Board of Directors to effect a reverse share split of all of the Ordinary Shares at a ratio not to exceed one-for-eight; (2) approving terms and framework of compensation to an employee who is related to STINS COMAN Incorporated, the controlling shareholder of the Company; (3) approving a private issuance by the Company of ordinary shares to STINS COMAN Incorporated; (4) the renewal of a distribution agreement between the Company and STINS Corp, a subsidiary of STINS COMAN Incorporated; (5) approving a special bonus payment to Liora Katzenstein, following termination of her service as director; and (6) approving terms of compensation to a non-employee director.

About RiT Technologies

RiT is a leading provider of physical network infrastructure control and management solutions. Deployed in the networks of many of the world’s largest carriers and enterprises, its pioneering, fast-ROI products have proven their ability to simplify service deployment and provisioning, enhance troubleshooting accuracy, reduce infrastructure maintenance costs, enhance physical layer security and enable cost-effective service qualification and verification.

For more information, please visit our website: www.rittech.com

Safe Harbor Statement

In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate”, “forecast”, “target” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC. These factors include, but are not limited to, the following: our ability to raise additional financing, if required; our inability to satisfy Nasdaq’s requirements for continued listing, the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel. Except as may be required by applicable law, we are under no obligation, and expressly disclaim any obligation, to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

COMPANY CONTACT:
Simona Green
VP Finance
+972-3-766-4249
simonag@rit.co.il

RiT Technologies Ltd